EXHIBIT 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 16, 2010, provides a detailed explanation of the financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2009 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent (“boe”) amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to average production and projected exit rates; areas of operations; spending and capital budgets; availability of funds for our capital program; the size of, and future net revenues from, reserves; the focus of capital expenditures; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; projections of market prices and costs; the performance characteristics of our properties; our future operating and financial results; capital expenditure programs; supply and demand for oil and natural gas; average royalty rates; and amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including the effect of acquisitions; changes in general economic, market and business conditions; changes or fluctuations in production levels; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation and regulations and how they are interpreted and enforced, changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; our success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; competition from other producers; the lack of availability of qualified personnel or management; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties are described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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Corporate Conversion and Asset Dispositions

On March 18, 2009, we announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial flexibility.

On July 9, 2009, Unitholders of Advantage Energy Income Fund (the “Fund”) voted 91.64% in favour of the corporate conversion at the annual general and special meeting of the Fund, with subsequent approval by the courts. The conversion has enabled Advantage to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at Glacier, Alberta.

During 2009 the Corporation also retained a financial advisor to assist with the disposition of light oil and natural gas producing properties located in Northeast British Columbia, West Central Alberta and Northern Alberta. Proposals were received and evaluated by Advantage with two purchase and sale agreements signed for net proceeds of $243.2 million, subject to further adjustments, and representing production of approximately 8,100 boe/d. Both of these sales closed in July 2009 with the net proceeds used to reduce outstanding debt. Advantage may utilize its credit facilities in the future to redeem certain of the Corporation’s convertible debentures as they mature and to help finance its future capital program.

Given these business developments, historical operating and financial performance may not be indicative of future performance.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Cash provided by operating activities	$41,185	$83,754	(51	) %	$172,691	$374,750	(54	) %
Expenditures on asset retirement	947	2,968	(68	) %	5,437	9,259	(41	) %
Changes in non-cash working capital	7,625	(17,352)	(144	) %	20,914	(22,922)	(191	) %
Funds from operations	$49,757	$69,370	(28	) %	$199,042	$361,087	(45	) %

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Overview

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Cash provided by operating activities ($000)	$41,185	$83,754	(51	) %	$172,691	$374,750	(54	) %
Funds from operations ($000)	$49,757	$69,370	(28	) %	$199,042	$361,087	(45	) %
per share (1)	$0.30	$0.49	(39	) %	$1.30	$2.59	(50	) %
per boe	$23.95	$23.90	-%		$20.25	$30.58	(34	) %

(1) Based on basic weighted average shares outstanding.

Cash provided by operating activities and funds from operations have decreased significantly for the year ended December 31, 2009 as compared to 2008 due to considerably lower revenue. Lower revenue is the result of lower production due to the asset dispositions that closed in July 2009 and significantly depressed commodity prices, partially offset by substantial gains we realized on strong derivative contracts. The current global economy has resulted in drastic reductions in commodity prices from lower demand and excess supply. This challenging environment has continued throughout 2009 and we expect to see weak commodity prices for the near-term. However, it is also important to recognize that although commodity prices were weak during the fourth quarter of 2009, our funds from operations per boe actually increased 24% to $23.95 per boe from $19.38 per boe in the third quarter of 2009. This improvement occurred as commodity prices increased and we continued to reduce costs as compared to the third quarter of 2009. We continue to experience lower operating costs per boe as an aggressive optimization program through 2008 and 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure.

The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

Revenue

	Three months ended				Year ended
	December 31				December 31
($000)	2009	2008	% change		2009	2008	% change
Natural gas excluding hedging	$33,281	$79,402	(58	) %	$154,889	$382,701	(60	) %
Realized hedging gains (losses)	20,325	5,051	302%		83,162	(16,580)	(602	) %
Natural gas including hedging	$53,606	$84,453	(37	) %	$238,051	$366,121	(35	) %
Crude oil and NGLs excluding hedging	$49,229	$56,330	(13	) %	$188,116	$386,700	(51	) %
Realized hedging gains (losses)	(4,053)	8,422	(148	) %	3,325	(10,859)	(131	) %
Crude oil and NGLs including hedging	$45,176	$64,752	(30	) %	$191,441	$375,841	(49	) %
Total revenue (1)	$98,782	$149,205	(34	) %	$429,492	$741,962	(42	) %

(1) Total revenue excludes unrealized derivative gains and losses.

Natural gas, crude oil and NGLs revenues, excluding hedging, decreased significantly for the year ended December 31, 2009, as compared to 2008, due to lower production and commodity prices. Reduced production is primarily due to our asset dispositions that closed in July 2009 for net proceeds of $243.2 million, subject to further adjustments, representing production of approximately 8,100 boe/d. The net proceeds from the dispositions were used to reduce outstanding debt.

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Lower commodity prices, particularly natural gas, have persisted throughout 2009 due to many factors including the global recession that has generally reduced demand, higher domestic natural gas production, and mild weather conditions that have increased natural gas supply. For the year ended December 31, 2009, average realized natural gas prices, excluding hedging, decreased 52% while realized crude oil and NGL prices, excluding hedging, decreased 40%. However, we have seen improvement during the fourth quarter of 2009 as compared to the immediate prior quarter whereby average realized natural gas prices, excluding hedging, increased 48% and realized crude oil and NGL prices, excluding hedging, increased 11%. Given the relatively lower price environment, our commodity price risk management program has delivered realized natural gas and crude oil hedging net gains for the three months and year ended December 31, 2009 of $16.3 million and $86.5 million, respectively. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues. These realized hedging gains have been significant to help us stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows.

Production

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Natural gas (mcf/d)	84,466	120,694	(30	) %	104,527	122,878	(15	) %
Crude oil (bbls/d)	5,985	9,443	(37	) %	7,225	9,543	(24	) %
NGLs (bbls/d)	2,503	1,970	27%		2,283	2,250	1%
Total (boe/d)	22,566	31,529	(28	) %	26,929	32,273	(17	) %
Natural gas (%)	62%	64%			65%	63%
Crude oil (%)	27%	30%			27%	30%
NGLs (%)	11%	6%			8%	7%

Production was 28% lower for the current quarter and 17% lower for this year as compared to the same periods of the prior year due to the completed asset dispositions that closed in July 2009 for net proceeds of $243.2 million, subject to further adjustments. We used the net proceeds to reduce outstanding bank indebtedness. The disposed properties represented approximately 8,100 boe/d of production. Additionally, production of 1,100 boe/d at our Lookout Butte property in Southern Alberta was shut-in since August 2008 due to an extended third party outage at the Waterton gas plant where a significant modification project was underway. The modification project is complete and our production was brought back on in November 2009.

Average daily production of 22,566 boe/d for the fourth quarter of 2009 was 5% lower than the third quarter of 2009 primarily due to the asset dispositions.  Excluding production in the third quarter of 2009 of 1,725 boe/d from properties disposed, our production for the fourth quarter of 2009 actually increased 3% over the prior quarter due to a few new wells and return of production from our Lookout Butte property, partially offset by some natural declines and cold weather conditions that typically cause production interruptions. Although we have been very active in drilling, testing and completing wells at our Glacier, Alberta area during the last half of 2009, only two new wells were brought on-stream at restricted rates in November and December 2009 as facilities and infrastructure expansion work was underway but not targeted for completion until the second quarter of 2010. The new Advantage gas plant is currently on schedule to be operational during the second quarter of 2010 which will allow us to begin producing from our new Glacier wells.  We estimate that approximately 90 mmcf/d of net production capability is currently available at Glacier, including new wells that have been tested.

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Commodity Prices and Marketing

Natural Gas

	Three months ended				Year ended
	December 31				December 31
($/mcf)	2009	2008	% change		2009	2008	% change
Realized natural gas prices
Excluding hedging	$4.28	$7.15	(40	) %	$4.06	$8.51	(52	) %
Including hedging	$6.90	$7.61	(9	) %	$6.24	$8.14	(23	) %
AECO monthly index	$4.18	$6.79	(38	) %	$4.12	$8.13	(49	) %

Realized natural gas prices, excluding hedging, were significantly lower for the three months and year ended December 31, 2009 than the same periods of 2008 resulting in some of the lowest prices that Advantage has experienced.  However, realized natural gas prices, excluding hedging, for this quarter increased 48% from the third quarter of 2009 as we entered the winter months. Fortunately, our commodity hedging strategy has continued to result in realized natural gas prices, including hedging, that exceed current market prices. This has significantly mitigated the negative impact from lower natural gas prices and has protected our cash flows and resulting capital expenditure program during the year.

The 2007/2008 winter season in North America caused inventory levels to decline to approximately the five-year average resulting in stronger prices during early 2008. However, since the second half of 2008 there has been significant softening of natural gas prices from continued high US domestic natural gas production, mild weather conditions, and the ongoing global recession that has negatively impacted demand. These factors had resulted in higher inventory levels during much of 2009 that placed considerable downward pressure on natural gas prices. Heading into the 2009/2010 winter season, we saw strong inventory withdraws which helped to strengthen prices relative to the prior lows experienced during the majority of this year. As we exit the winter, natural gas prices have since weakened and AECO gas is still presently trading at approximately $4.00/GJ. Although we continue to believe in the longer-term pricing fundamentals for natural gas, we are concerned about the current pricing and economic environment that has the potential to extend for a considerable period of time. The global economy could delay the recovery of natural gas pricing longer than anticipated. As well, there continues to be significant questions regarding future natural gas supply given the ongoing development of significant resource style plays throughout North America which have high initial declines and are becoming a larger proportion of the total natural gas supply base in Canada and the US. We watch these market developments closely and will be proactive in implementing an appropriate hedging strategy to continue to mitigate risk associated with volatile natural gas prices due to such factors.

Crude Oil and NGLs

	Three months ended				Year ended
	December 31				December 31
($/bbl)	2009	2008	% change		2009	2008	% change
Realized crude oil prices
Excluding hedging	$70.86	$57.46	23%		$59.29	$92.81	(36	) %
Including hedging	$63.50	$67.16	(5	) %	$60.55	$89.71	(33	) %
Realized NGLs prices
Excluding hedging	$44.34	$35.38	25%		$38.10	$75.93	(50	) %
Realized crude oil and NGL prices
Excluding hedging	$63.04	$53.65	18%		$54.20	$89.59	(40	) %
Including hedging	$57.85	$61.67	(6	) %	$55.16	$87.08	(37	) %
WTI ($US/bbl)	$76.17	$58.75	30%		$61.93	$99.65	(38	) %
$US/$Canadian exchange rate	$0.95	$0.83	14%		$0.88	$0.94	(6	) %

Realized crude oil and NGLs prices, excluding hedging, increased 18% for the three months ended December 31, 2009, as compared to 2008 and increased 11% from the third quarter of 2009. However, average realized crude oil and NGLs prices, excluding hedging, decreased considerably for 2009 as compared to 2008. Advantage’s realized crude oil price may not change to the same extent as West Texas Intermediate (“WTI”), due to changes in the $US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to WTI.

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The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in the first half of 2008, followed by a record decline in the latter half of the year and into early 2009, the result of demand destruction brought on by the global recession. There has been improvement during the last half of 2009, and WTI is currently trading at approximately US$82/bbl. However, during 2009 we have also seen a constant strengthening of the $US/$Canadian exchange rate such that our increase in realized price has been less than the improvement in WTI. We continue to believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the OPEC cartel and strong relative demand from many developing countries, such as China and India.

Commodity Price Risk

The Corporation’s operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks that are members of our credit facility syndicate and international energy firms to further mitigate associated credit risk.

We have been active in entering financial contracts to protect future cash flows and currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price
Natural gas - AECO
Fixed price	April 2009 to March 2010	14,217 mcf/d	Cdn $7.59/mcf
Fixed price	April 2009 to March 2010	14,217 mcf/d	Cdn $7.56/mcf
Fixed price	January 2010 to June 2010	14,217 mcf/d	Cdn $8.23/mcf
Fixed price	January 2010 to December 2010	18,956 mcf/d	Cdn$7.29/mcf
Fixed price	April 2010 to January 2011	18,956 mcf/d	Cdn$7.25/mcf
Fixed price (1)	January 2011 to December 2011	9,478 mcf/d	Cdn $6.24/mcf
Fixed price (1)	January 2011 to December 2011	9,478 mcf/d	Cdn $6.24/mcf
Fixed price (1)	January 2011 to December 2011	9,478 mcf/d	Cdn $6.26/mcf

Crude oil - WTI
Fixed price	April 2009 to March 2010	2,000 bbls/d	Cdn$62.80/bbl
Fixed price	April 2010 to January 2011	2,000 bbls/d	Cdn$69.50/bbl

(1) These financial contracts were entered into after December 31, 2009.

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The derivative contracts have allowed us to fix the commodity price on anticipated production, net of royalties, as follows:

	Approximate Production	Average
Commodity	Hedged, Net of Royalties (1)	Price
Natural gas - AECO
January to March 2010	81%	Cdn$7.64/mcf
April to June 2010	56%	Cdn$7.53/mcf
July to September 2010	41%	Cdn$7.27/mcf
October to December 2010	42%	Cdn$7.27/mcf
Total 2010	55%	Cdn$7.46/mcf

January to March 2011	40%	Cdn$6.43/mcf
April to June 2011	23%	Cdn$6.24/mcf
July to September 2011	23%	Cdn$6.24/mcf
October to December 2011	24%	Cdn$6.24/mcf
Total 2011	27%	Cdn$6.30/mcf
Crude Oil - WTI
January to March 2010	29%	Cdn$62.80/bbl
April to June 2010	33%	Cdn$69.50/bbl
July to September 2010	34%	Cdn$69.50/bbl
October to December 2010	34%	Cdn$69.50/bbl
Total 2010	33%	Cdn$67.83/bbl

January 2011	35%	Cdn$69.50/bbl

(1)Approximate production hedged is based on our estimated average production by quarter, net of royalty payments.

For the year ended December 31, 2009, we recognized in income a net realized derivative gain of $86.5 million (December 31, 2008 - $27.4 million net realized derivative loss) on settled derivative contracts as a result of average market prices decreasing below our established average hedge prices. As at December 31, 2009, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $17.2 million, a decrease of $23.7 million from the $40.9 million net asset recognized as at December 31, 2008. For the year ended December 31, 2009, this $23.7 million decrease was recognized in income as an unrealized derivative loss (December 31, 2008 - $38.8 million unrealized derivative gain). The valuation of the derivatives is the estimated fair value to settle the contracts as at December 31, 2009 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of loss and comprehensive loss as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle in 2010 and 2011 corresponding to when the Corporation will receive revenues from production.

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Royalties

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Royalties ($000)	$11,390	$23,338	(51	) %	$49,010	$146,349	(67	) %
per boe	$5.49	$8.05	(32	) %	$4.99	$12.39	(60	) %
As a percentage of revenue, excluding hedging	13.8%	17.2%	(3.4	) %	14.3%	19.0%	(4.7	) %

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties have decreased in total for the three months and year ended December 31, 2009 compared to the same periods of 2008 due to the decrease in revenue from significantly lower commodity prices and reduced production attributable to our asset dispositions completed in July 2009. Royalties as a percentage of revenue, excluding hedging, have also decreased as compared to 2008 due to the lower price environment and the nature of our capital development activities. For the fourth quarter of 2009, royalties in total and as a percentage of revenue have increased as compared to the third quarter of 2009 due to higher revenues and the improvement in commodity prices, particularly natural gas.

Our average corporate royalty rates are significantly impacted by the Alberta Provincial Government’s new royalty framework that was effective January 1, 2009 for conventional oil, natural gas and oil sands whereby Alberta royalties are now affected by depths, productivity of wells, and commodity prices. Additionally, the Alberta Provincial Government implemented a number of drilling incentive programs with reduced royalty rates over a period of time for qualifying wells. The majority of our wells brought on production since April 1, 2009 qualify under these incentive programs and benefit from a reduced 5% royalty rate on the first 500 mmcf produced or one-year, whichever comes first, and a drilling credit of $200 per metre drilled that reduces capital spending and is limited to 40% of corporate crown royalties paid during the program term. The drilling credit incentives are effective for qualifying wells drilled and brought on production from April 1, 2009 to March 31, 2011 while the reduced 5% royalty rate program has recently been made permanent which will significantly benefit our Glacier development program.  As well, the Alberta Province also implemented a natural gas deep drilling program whereby many of our deeper wells may also be eligible for a 5% royalty rate for a period of time dependent on the depth of the well and not to exceed five years.  As a result of this additional incentive, we have determined that it could potentially result in an effective 5% royalty rate for the life of some of our deeper wells. This natural gas deep drilling royalty incentive is effective for qualifying wells spud on or before December 31, 2013.

Given the number of complicating factors and variables impacting royalties, we anticipate that our royalty rates will continue to fluctuate based on commodity prices, individual well productivity, and our ongoing capital development plans.  We expect our corporate royalty rate to be in the range of 13% to 16% for 2010.

Operating Costs

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Operating costs ($000)	$22,847	$42,673	(46	) %	$119,022	$164,091	(27	) %
per boe	$11.01	$14.71	(25	) %	$12.11	$13.89	(13	) %

Total operating costs decreased 46% and 27% for the three months and year ended December 31, 2009 as compared to the 2008 respective periods, which resulted in a corresponding reduction in operating costs per boe by 25% and 13%. When compared to the third quarter of 2009, total operating costs decreased 9% and operating costs per boe decreased by 5%. The lower total operating costs has been primarily due to reduced production from our asset dispositions completed in July 2009. We have realized significant reductions in operating costs per boe as an aggressive optimization program through 2008 and 2009 continued to demonstrate positive benefits. Additionally, corporate operating costs are anticipated to further improve as a result of lower cost production from reduced processing fees at our new Glacier gas plant that will be completed in the first half of 2010. We will seek further opportunities to improve our operating cost structure and expect 2010 operating costs to be between $10.85 to 11.50 per boe.

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General and Administrative

	Three months ended			Year ended
	December 31			December 31
	2009	2008	% change	2009	2008	% change
General and administrative
Cash expense ($000)	$7,074	$3,198	121%	$27,710	$23,422	18%
per boe	$3.41	$1.10	210%	$2.82	$1.98	42%

Non-cash expense ($000)	$3,809	$-	-%	$11,625	$(929)	(1,351	) %
per boe	$1.83	$-	-%	$1.18	$(0.08)	(1,604	) %

Employees at December 31				129	176	(27	) %

General and administrative (“G&A”) expense for the three months and year ended December 31, 2009 has increased compared to the same periods of 2008 partially due to costs associated with our corporate conversion and reorganization. Approximately $2.5 million was incurred directly for the corporate conversion that was completed in July 2009 and $1.8 million for severance costs. As a result of reducing staff levels, we were also able to consolidate office space that will operationally and administratively benefit Advantage. However, certain office space was completely vacated and we were required to recognize $3.4 million as non-cash G&A expense with a corresponding liability representing the full amount of all future related lease payments. The office lease ends November 2012 and we are looking for opportunities to sublease the space to mitigate associated costs.

Upon conversion to a corporation on July 9, 2009, Advantage implemented a new Restricted Share Performance Incentive Plan (“RSPIP” or the “Plan”) as approved by the shareholders with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees and consultants. The number of restricted shares granted is based on the Corporation’s share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the twelve-month change in the share price. If the share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. The holders of restricted shares may elect to receive cash upon vesting in lieu of the number of shares to be issued, subject to consent of the Corporation. The Corporation has not previously settled restricted shares with cash and has no intention to settle restricted shares with cash. Compensation cost related to the Plan is recognized as compensation expense within G&A expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. The maximum amount of restricted shares granted in any one quarter is limited to 50% of the base salaries of those individuals participating in the Plan for such period. For the year ended December 31, 2009, we recognized $10.3 million of equity-based compensation expense, including a non-cash amount of $8.2 million, related to restricted shares granted to service providers and granted 3,298,101 restricted shares at a weighted average grant price of $6.33 per share.  As at December 31, 2009, 2,226,904 restricted shares remain unvested and will vest to service providers over the next three years with a total of $10.2 million in compensation cost to be recognized over the future service periods.

Management Internalization

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Management internalization ($000)	$-	$916	(100	) %	$1,724	$6,964	(75	) %
per boe	$-	$0.32	(100	) %	$0.18	$0.59	(69	) %

In 2006, the Fund and Advantage Investment Management Ltd. (the “Manager”) reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement, the Fund agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a three-year period and was deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided. Management internalization has decreased during 2009 when compared to 2008 as the Trust Units held in escrow continued to vest during the service periods. As of June 23, 2009, the final Trust Units held in escrow vested and there will be no subsequent management internalization expense recognized.

Advantage Oil & Gas Ltd. - 9

Interest on Bank Indebtedness

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Interest expense ($000)	$5,066	$6,430	(21	) %	$19,752	$27,893	(29	) %
per boe	$2.44	$2.22	10%		$2.01	$2.36	(15	) %
Average effective interest rate	4.5%	4.5%	-%		4.9%	5.0%	(0.1	) %
Bank indebtedness at December 31 ($000)					$250,262	$587,404	(57	) %

Total interest expense decreased 21% and 29% for the three months and year ended December 31, 2009 as compared to 2008, respectively. During the first half of 2009, Advantage experienced lower average interest rates as bank lending rates declined significantly in response to rate reductions enacted by central banks to stimulate the economy. This reduced interest expense was partially offset by additional interest on a higher average debt balance during that period. In June 2009 our credit facility was renewed and is subject to higher basis point and stamping fee adjustments ranging from 1.5% to 4.0%, depending on the Corporation’s debt to cash flow ratio. Therefore, our average effective interest rate was higher during the second half of 2009; however, this was significantly offset by lower interest expense on the reduced debt level that resulted from the July 2009 asset dispositions and equity financing. The Corporation’s interest rates are primarily based on short term bankers acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.9% for the year ended December 31, 2009.

Interest and Accretion on Convertible Debentures

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Interest on convertible debentures ($000)	$2,344	$4,080	(43	) %	$13,676	$16,627	(18	) %
per boe	$1.13	$1.41	(20	) %	$1.39	$1.41	(1	) %
Accretion on convertible debentures ($000)	$379	$703	(46	) %	$2,354	$2,855	(18	) %
per boe	$0.18	$0.24	(25	) %	$0.24	$0.24	-%
Convertible debentures maturity value at December 31 ($000)					$218,471	$219,195	-%

Interest and accretion on convertible debentures for the three months and year ended December 31, 2009 has decreased compared to 2008 due to the maturity of the 9.00% debentures on August 1, 2008, the 8.25% debentures on February 1, 2009, the 8.75% debentures on June 30, 2009, and the 7.50% debentures on October 1, 2009. On December 31, 2009, we issued new 5.00% convertible debentures for net proceeds of $82.5 million that will mature on January 30, 2015 and are convertible into shares of the Corporation at the option of the holder at a conversion price of $8.60.

Advantage Oil & Gas Ltd. - 10

Depletion, Depreciation and Accretion

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Depletion, depreciation and accretion ($000)	$52,284	$72,100	(27	) %	$256,882	$302,104	(15	) %
per boe	$25.18	$24.86	1%		$26.13	$25.58	2%

Depletion and depreciation of petroleum and natural gas properties is provided on the “unit-of-production” method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion (“DD&A”) provision has decreased for the three months and year ended December 31, 2009 compared to 2008 due to lower production resulting from the asset dispositions that closed in July 2009. However our DD&A per boe has increased due to the asset dispositions whereby the net proceeds received per boe of proved reserves were generally less than the net book value accumulated by Advantage from all past capital activities. This increase was partially offset as we experienced a significant growth in proved reserves from development activities during the year.

Goodwill

During 2009, Advantage has had no goodwill recorded on the consolidated financial statements. However, there was goodwill shown on the balance sheet during 2008. In accordance with accounting standards, Advantage frequently assesses goodwill impairment which is effectively a comparison of the fair value of the reporting unit to the values assigned to the identifiable assets and liabilities.  The fair value of the reporting is typically determined by reference to the market capitalization adjusted for a number of potential valuation factors.  The values of the identifiable assets and liabilities include the current assessed value of our reserves and other assets and liabilities. Near the end of 2008, Advantage and the entire oil and gas industry, experienced a substantial decline in market capitalization as a result of the worldwide recession, resulting in soft commodity prices, and general negative market reaction.  As a result, the entire $120.3 million balance of goodwill was determined to be impaired at December 31, 2008 and expensed.

Taxes

Current taxes paid or payable for the year ended December 31, 2009 amounted to $1.3 million, compared to $2.5 million expensed for the same period of 2008. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan. The reduction from 2008 is substantially due to the corresponding decrease in commodity prices during 2009.

Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. On July 9, 2009, the Fund was converted into the Corporation. For the year ended December 31, 2009, the Corporation recognized a total future income tax reduction of $10.9 million compared to $10.8 million for the same period of 2008. Included in the future income tax reduction for 2009 was a future income tax expense impact of $23.0 million related to the corporate conversion. As at December 31, 2009, the Corporation had a total future income tax liability balance of $43.5 million, compared to $55.9 million at December 31, 2008. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

The Corporation has approximately $1.6 billion in tax pools and deductions at December 31, 2009, which can be used to reduce the amount of taxes payable by Advantage.  The estimated tax pools in place at December 31, 2009 are as follows:

December 31, 2009
Estimated Tax Pools
($ millions)
Undepreciated Capital Cost	$479
Canadian Oil and Gas Property Expenses	205
Canadian Development Expenses	351
Canadian Exploration Expenses	24
Non-capital losses	508
Other	16
$1,583

Advantage Oil & Gas Ltd. - 11

The distributions paid in 2009 by the Fund were 100% taxable. All former Unitholders of the Fund are encouraged to consult with their tax advisors as to the proper treatment of distributions for income tax purposes and the tax consequences of the corporate conversion.

Net Loss

	Three months ended				Year ended
	December 31				December 31
	2009	2008	% change		2009	2008	% change
Net loss ($000)	$(14,213)	$(95,477)	(85	) %	$(86,426)	$(20,577)	320%
per share - basic and diluted	$(0.09)	$(0.67)	(87	) %	$(0.56)	$(0.15)	273%

Net loss for the three months ended December 31, 2009 was $14.2 million, as compared to $95.5 million for the same period of 2008. For the year ended December 31, 2009, we experienced a net loss of $86.4 million, as opposed to the $20.6 million for 2008. A significant impact on our net loss for this year has been the corporate conversion that resulted in the recognition of several one-time costs in G&A expense totaling approximately $7.7 million and a future income tax expense of $23.0 million. As a result of the asset dispositions that closed in July 2009, total revenues and expenses are generally reduced as compared to the prior year. Although 2009 has been a very successful year, our major challenge has continued to be the commodity price environment that has adversely impacted revenues per boe, excluding hedging, with reductions of 15% and 46% for the three months and year ended December 31, 2009, respectively. These lower revenues were partially mitigated by our commodity hedging program that resulted in realized derivative gains of $16.3 million and $86.5 million for the three months and year ended December 31, 2009. Unfortunately we were also required to recognize a non-cash unrealized derivative loss relating to the valuation of commodity hedging contracts outstanding as at December 31, 2009 that will not settle until 2010 and 2011. The lower revenues were also partially offset from a significant reduction in Alberta Provincial royalty rates due to the weak commodity price environment. Additionally, we continue to experience lower operating costs as an aggressive optimization program through 2008 and 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure. During the year, we granted restricted shares to employees under our new corporate compensation plan that resulted in the recognition of equity-based compensation expense of $10.3 million.

Advantage Oil & Gas Ltd. - 12

Cash Netbacks

	Three months ended				Year ended
	December 31				December 31
	2009		2008		2009		2008
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Revenue	$82,510	$39.74	$135,732	$46.79	$343,005	$34.90	$769,401	$65.14
Realized gain (loss) on derivatives	16,272	7.84	13,473	4.64	86,487	8.80	(27,439)	(2.32)
Royalties	(11,390)	(5.49)	(23,338)	(8.05)	(49,010)	(4.99)	(146,349)	(12.39)
Operating costs	(22,847)	(11.01)	(42,673)	(14.71)	(119,022)	(12.11)	(164,091)	(13.89)
Operating	$64,545	$31.08	$83,194	$28.67	$261,460	$26.60	$431,522	$36.54
General and administrative (1)	(7,074)	(3.41)	(3,198)	(1.10)	(27,710)	(2.82)	(23,422)	(1.98)
Interest	(5,066)	(2.44)	(6,430)	(2.22)	(19,752)	(2.01)	(27,893)	(2.36)
Interest on convertible debentures (2)	(2,344)	(1.13)	(4,080)	(1.41)	(13,676)	(1.39)	(16,627)	(1.41)
Income and capital taxes	(304)	(0.15)	(116)	(0.04)	(1,280)	(0.13)	(2,493)	(0.21)
Funds from operations and cash netbacks	$49,757	$23.95	$69,370	$23.90	$199,042	$20.25	$361,087	$30.58

(1) General and administrative expense excludes non-cash G&A and equity-based compensation expense.
(2) Interest on convertible debentures excludes non-cash accretion expense.

Funds from operations decreased in total for the three months and year ended December 31, 2009 compared to the same periods of 2008 primarily due to our dispositions completed in July 2009 and the weaker commodity price environment. Funds from operations per boe was down for the entire 2009 year when compared to 2008 due to much weaker commodity prices, particularly natural gas, which adversely impacted our revenues. However, as a result of our successful commodity price risk management program, we were able to realize significant offsetting gains on derivatives. Royalties also decreased as would be expected since they are significantly influenced by commodity prices. Operating costs, which had increased steadily over the 2008 year, have started to decrease as we begin to realize benefits from our ongoing optimization efforts.

Our funds from operations per boe was higher for the three months ended December 31, 2009 as compared to the same quarter of 2008. Although commodity pricing remained weak for the fourth quarter of 2009, we realized significant gains on derivatives and reduced costs that helped to strengthen our funds from operations. When compared to the third quarter of 2009, our funds from operations per boe increased 24% to $23.95 per boe from $19.38 per boe. Once again, this improvement occurred primarily as commodity prices began to increase in comparison to the prior quarter.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2010	2011	2012	2013	2014	2015
Building leases	$6.4	$3.9	$1.5	$1.0	$-	$-	$-
Capital leases	2.1	1.4	0.7	-	-	-	-
Pipeline/transportation	25.9	4.4	6.6	6.6	6.6	1.7	-
Convertible debentures (1)	218.5	69.9	62.3	-	-	-	86.3
Total contractual obligations	$252.9	$79.6	$71.1	$7.6	$6.6	$1.7	$86.3

(1)
As at December 31, 2009, Advantage had $218.5 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of shares at Advantage’s option.

(2)
Bank indebtedness of $250.3 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with repayment due one year after commencement of the term.

Advantage Oil & Gas Ltd. - 13

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure.

($000, except as otherwise indicated)	December 31, 2009
Bank indebtedness (long-term)	$250,262
Working capital deficit (1)	118,362
Net debt	$368,624
Shares outstanding (000)	162,746
Shares closing market price ($/share)	$6.90
Shares outstanding market value	$1,122,944
Convertible debentures maturity value (long-term)	$148,544
Capital lease obligations (long term)	$759
Total capitalization	$1,640,871

(1)  Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities,  and the current portion of capital lease obligations and convertible debentures.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and shareholders’ equity. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. We have an established $525 million credit facility agreement with a syndicate of financial institutions; the balance of which at December 31, 2009 was $250.3 million. This facility was renewed in June 2009 and is comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The Corporation additionally has convertible debentures that will mature between 2010 and 2015, whereby we have the option to settle such obligations by cash or though the issuance of shares. The current economic situation has placed additional pressure on commodity prices. Natural gas prices that had been improving early in 2008, have now declined due to the ailing economy as well as increased inventory levels from strong injections and mild weather. Natural gas has dropped with AECO gas presently trading at approximately $4.00/GJ. Crude oil has dropped from a historic high in 2008 to approximately US$82/bbl. The outlook for the Corporation from prolonged weak commodity prices would be reductions in operating netbacks and funds from operations. Management has partially mitigated this risk through our commodity hedging program but the lower commodity price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows, we completed an equity financing, two asset dispositions, and issued 5.00% convertible debentures that repaid debt and enabled us to focus capital spending on our Montney natural gas resource play.

In summary, we have implemented a strategy to balance funds from operations and capital program expenditure requirements. A successful hedging program was also executed to help reduce the volatility of our funds from operations. As a result, we feel that Advantage has implemented adequate strategies to protect our business as much as possible in this environment. However, as with all companies, we are still exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Advantage Oil & Gas Ltd. - 14

Shareholders’ Equity and Convertible Debentures

Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2009, the Corporation had 162.7 million shares outstanding. Prior to converting to a corporation, the Fund had issued 1,263,158 Trust Units as a result of the Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan, generating $5.2 million reinvested in the Fund (December 31, 2008 - 4,414,830 Trust Units were issued, generating $39.9 million reinvested in the Fund). On July 7, 2009, prior to the corporate conversion, the Fund issued 17 million Trust Units through a bought deal financing that raised net proceeds of $96.8 million. The proceeds were utilized to reduce bank indebtedness.

On July 9, 2009, the Fund was dissolved and converted into the Corporation, with each Trust Unit converted into one Common Share. Since conversion to a corporation, 547,738 shares have been issued to employees pursuant to the RSPIP. As at March 16, 2010, shares outstanding have increased to 163.0 million.

At December 31, 2009, the Corporation had $218.5 million convertible debentures outstanding that were immediately convertible to 15.8 million shares based on the applicable conversion prices (December 31, 2008 - $219.2 million outstanding and convertible to 9.5 million shares). During the year ended December 31, 2009, there were no conversions of debentures (December 31, 2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units). The principal amount of 8.25% convertible debentures matured on February 1, 2009 and was settled by issuing 946,887 Trust Units. The 8.75% convertible debentures matured and were settled with $29.8 million in cash on June 30, 2009. The 7.50% convertible debentures matured and were settled with $52.3 million in cash on September 30, 2009. On December 31, 2009, we issued new 5.00% convertible debentures for net proceeds of $82.5 million that will mature on January 30, 2015 and are convertible into shares of the Corporation at the option of the holder at a conversion price of $8.60. As at March 16, 2010, the convertible debentures outstanding have not changed from December 31, 2009. We have $69.9 million of debentures that mature in June 2010, $62.3 million of debentures that mature in December 2011 and $86.3 million of debentures that mature in January 2015. These obligations can be settled through the payment of cash or issuance of shares at Advantage’s option.

Bank Indebtedness, Credit Facility and Other Obligations

At December 31, 2009, Advantage had bank indebtedness outstanding of $250.3 million. Bank indebtedness decreased $337.1 million since December 31, 2008, primarily as a result of the asset dispositions, equity financing, and the convertible debenture issuance. The Corporation finalized a new credit facility of $525 million, comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. As well, the borrowing base for the Corporation’s credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation. The next annual review is scheduled to occur in June 2010. There can be no assurances that the $525 million credit facility will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficiency of $118.4 million as at December 31, 2009. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage’s operating credit facility, which assists with the timing of cash flows as required. Our working capital deficiency is high due to the inclusion in current liabilities of $69.6 million of convertible debentures representing the $69.9 million 6.50% debentures that mature in June 2010. Advantage has capital lease obligations on various equipment used in its operations. The total amount of principal obligations outstanding at December 31, 2009 is $2.1 million, bearing interest at effective rates ranging from 5.5% to 6.7%, and is collateralized by the related equipment. The leases expire in 2010 and 2011.

Advantage Oil & Gas Ltd. - 15

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2009	2008	2009	2008
Land and seismic	$(186)	$13,039	$2,080	$22,532
Drilling, completions and workovers	35,008	49,833	107,060	140,019
Well equipping and facilities	24,975	36,242	61,515	92,016
Other	51	198	213	1,024
	$59,848	$99,312	$170,868	$255,591
Property acquisitions	-	-	-	7,621
Property dispositions	34	(850)	(245,150)	(941)
Total capital expenditures	$59,882	$98,462	$(74,282)	$262,271

Advantage’s exploitation and development program is focused primarily at Glacier, Alberta where we are developing a significant natural gas resource play. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage’s acquisition strategy has been to acquire long-life properties with strong drilling opportunities while retaining a balance of year round access and risk.

For the year ended December 31, 2009, the Corporation spent a net $170.9 million and drilled a total of 34.2 net (55 gross) wells at a 97% success rate. Total capital spending included $132.5 million at Glacier, $9.0 million at Nevis, and the remaining balance at other areas. Glacier capital spending included 19.4 net (27 gross) horizontal wells and 2 net (2 gross) vertical wells. Facilities work involving the expansion of compression facilities and our pipeline gathering system was completed at the end of the second quarter 2009 and has taken our overall facility capacity to 25 mmcf/d after commissioning the expansion. Construction of the Glacier gas plant is now nearing completion to increase production capacity to 50 mmcf/d by mid 2010. At Nevis, activity has been focused on drilling horizontal light oil wells that qualify for the recently extended Alberta royalty incentive program.

On January 19, 2010, the Board of Directors approved a new capital budget for the six month period ending June 2010. Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors.

Advantage’s corporate capital budget for the six month period ending June 2010 has been set at $110 million and will be funded out of funds from operations, with approximately 80% directed to Glacier and the balance allocated to drilling and enhanced oil recovery projects in our properties at Nevis, Sunset and Saskatchewan. However, the budget will focus on development of our Montney natural gas resource play at Glacier, Alberta where Advantage will continue to employ a phased development approach.

Advantage Oil & Gas Ltd. - 16

Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2009 and 2008 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2009	2008
Sources of funds
Property dispositions	$245,150	$941
Funds from operations	199,042	361,087
Units issued, less costs	96,770	1,248
Convertible debentures issued, less costs	82,515	-
Increase in bank indebtedness	-	39,978
Decrease in working capital	-	38,070
	$623,477	$441,324
Uses of funds
Decrease in bank indebtedness	$336,933	$-
Expenditures on fixed assets	170,868	255,591
Convertible debenture maturities	82,107	5,392
Distributions to Unitholders	23,481	161,924
Expenditures on asset retirement	5,437	9,259
Increase in working capital	2,352	-
Reduction of capital lease obligations	2,299	1,537
Property acquisitions	-	7,621
	$623,477	$441,324

The Corporation generated lower funds from operations during the year ended December 31, 2009 compared to 2008, due to a sharp decrease in commodity prices and lower production from the asset dispositions that closed in July 2009. During 2009 we completed two assets dispositions, an equity financing and issuance of convertible debentures that enabled us to repay a significant portion of our outstanding bank indebtedness. Other major uses of funds during this year included expenditures on fixed assets and convertible debenture maturities. We had three convertible debenture maturities this year, two of which were settled for total cash of $82.1 million. As a result of our efforts to maintain a significant capital program, repay bank indebtedness and convert to a growth oriented corporation, distributions were suspended indefinitely in the first quarter of 2009 and the Corporation does not currently pay a dividend.

Advantage Oil & Gas Ltd. - 17

Annual Financial Information

The following is a summary of selected financial information of the Corporation and the Fund for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Total revenue (before royalties) ($000)	$429,492	$741,962	$557,358
Net loss ($000)	$(86,426)	$(20,577)	$(7,535)
per share - basic and diluted	$(0.56)	$(0.15)	$(0.06)
Total assets ($000)	$1,927,241	$2,302,746	$2,422,280
Long term financial liabilities ($000) (1)	$383,797	$718,511	$768,060
Distributions declared per Trust Unit (2)	$0.08	$1.40	$1.77

(1) Long term financial liabilities exclude asset retirement obligations and future income taxes.
(2) On March 18, 2009 Advantage annouced the discontinuance of distributions.

Total revenue (before royalties) increased significantly in 2008 as compared to 2007 due to much stronger commodity prices and incremental production from the acquisition of Sound Energy Trust (“Sound”) that was completed in September 2007.  However, a net loss was still experienced in 2008 as we recognized a $120.3 million impairment of goodwill.  For 2009, total revenue (before royalties) decreased as a result of considerably reduced commodity prices and lower production resulting from two asset dispositions completed in July 2009.  The lower commodity prices also primarily contributed to the net loss recognized in 2009.  Total assets have continually decreased from 2007 through 2009 as depletion, depreciation and accretion expense has exceeded capital spending activity that has been reduced due to the lower commodity price environment.  Additionally, total assets decreased in 2008 partially due to the goodwill impairment.  From 2007 to 2009 we have also experienced significant decreases in long term financial liabilities due to our concerted efforts to reduce debt.  In 2009 we completed two significant asset dispositions, an equity financing, and a convertible debenture issuance with net proceeds utilized to repay outstanding debt. We also suspended all distributions in March 2009 and completed our conversion to a corporation in July 2009.

Advantage Oil & Gas Ltd. - 18

Quarterly Performance

	2009				2008
($000, except as otherwise	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
indicated)
Daily production
Natural gas (mcf/d)	84,466	91,200	124,990	117,968	120,694	122,627	123,104	125,113
Crude oil and NGLs (bbls/d)	8,488	8,431	10,212	10,942	11,413	11,980	11,498	12,281
Total (boe/d)	22,566	23,631	31,044	30,603	31,529	32,418	32,015	33,133
Average prices
Natural gas ($/mcf)
Excluding hedging	$4.28	$2.89	$3.56	$5.36	$7.15	$8.65	$10.33	$7.90
Including hedging	$6.90	$6.10	$5.63	$6.52	$7.61	$7.55	$9.18	$8.23
AECO monthly index	$4.18	$3.03	$3.66	$5.64	$6.79	$9.27	$9.35	$7.13
Crude oil and NGLs ($/bbl)
Excluding hedging	$63.04	$56.99	$55.89	$43.41	$53.65	$107.96	$110.15	$85.99
Including hedging	$57.85	$54.02	$54.51	$54.54	$61.67	$100.02	$101.34	$84.83
WTI ($US/bbl)	$76.17	$68.29	$59.62	$43.21	$58.75	$118.13	$124.00	$97.96
Total revenues (before royalties)	$98,782	$93,101	$114,659	$122,950	$149,205	$195,384	$208,868	$188,505
Net income (loss)	$(14,213)	$(53,293)	$(37,810)	$18,890	$(95,477)	$113,391	$(14,369)	$(24,122)
per share - basic	$(0.09)	$(0.33)	$(0.26)	$0.13	$(0.67)	$0.81	$(0.10)	$(0.18)
- diluted	$(0.09)	$(0.33)	$(0.26)	$0.13	$(0.67)	$0.79	$(0.10)	$(0.18)
Funds from operations	$49,757	$42,104	$51,590	$55,591	$69,370	$93,345	$103,754	$94,618
Distributions declared	$-	$-	$-	$17,266	$45,514	$50,743	$50,364	$50,021

The table above highlights the Corporation’s and Fund’s performance for the fourth quarter of 2009 and also for the preceding seven quarters. Production has gradually decreased during the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds. Production increased modestly in the third quarter of 2008 as new wells were brought on production and most facility turnarounds were completed. During the fourth quarter of 2008 and the first quarter of 2009, production decreased as we experienced freezing conditions from early cold weather in December and a slow recovery from such cold weather conditions. An extended third party facility outage also began in August 2008 and has continued through 2009 but is now completed and our production came back on in November 2009. Production increased in the second quarter of 2009 due to recovery from cold weather conditions that caused brief production outages and additional production from a number of wells drilled during the first quarter of 2009 but delayed until after March 31, 2009 such that we could benefit from the new 5% Alberta Provincial royalty rate available on such wells. We experienced a significant decrease in production during the third quarter of 2009 as we completed asset dispositions that closed in July 2009 for net proceeds of $243.2 million, subject to further adjustments. The disposed properties represented approximately 8,100 boe/d of production. As the third quarter of 2009 still included 1,725 boe/d from the disposed properties, this means that production in the fourth quarter of 2009 actually increased 3% due to a few new wells and return of production from our Lookout Butte property, partially offset by some natural declines and cold weather conditions that typically cause production interruptions. Our financial results, particularly revenues and funds from operations, increased through to the second quarter of 2008, as both commodity prices and production steadily increased over that timeframe. However, revenues and funds from operations slightly declined in the third quarter of 2008, as commodity prices began to decline in response to the financial crisis that materialized in the fall of 2008. This trend worsened in the fourth quarter, as a full global recession set in, and commodity prices continued on a downward trend through to the third quarter of 2009. We have seem improvements in commodity prices during the fourth quarter of 2009 that has increased our revenues and funds from operations; however, commodity prices still remain weak. Net losses were realized in the first and second quarters of 2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Corporation reported record high net income. We recognized a considerable net loss in the fourth quarter of 2008, a combined result of falling commodity prices and a $120.3 million impairment of our entire balance of goodwill. In the first quarter of 2009, the global economy showed no clear sign of recovery and commodity prices, particularly natural gas, were weak in comparison to prior quarters. However, Advantage was still able to report net income as we recognized both realized and unrealized gains on our derivative contracts and moderately lower expenses, including operating costs. Natural gas prices continued to worsen during the second and third quarters of 2009 resulting in the recognition of net losses for the periods. The third quarter net loss was also impacted by additional costs incurred related to the corporate conversion, including a $23.0 million future income tax expense, and increased depletion and depreciation expense from a higher DD&A rate per boe that resulted from the asset dispositions. The net loss decreased during the fourth quarter of 2009 as commodity prices began to improve, but still remain low.  Partially offsetting the net losses experienced during 2009 is the continuing reduction in costs including royalties and operating costs.

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Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation and impairment of petroleum and natural gas properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Corporation.

Management’s process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination is based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future petroleum and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions.

Accounting Pronouncements Implemented

During 2009, we implemented the following accounting pronouncements:

a)      Goodwill and intangible assets

Effective January 1, 2009, the Corporation adopted CICA Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  The new Section has not had any impact on the financial statements.

b) Enhancement to Financial Instrument disclosures

Effective December 31, 2009, the Corporation adopted disclosure requirements that the CICA added to Handbook Section 3862 “Financial Instruments - Disclosures.”  The added requirements augmented disclosure requirements with respect to fair values and liquidity risk associated with financial instruments.  Fair values are now required to be determined following a three (3) level hierarchy.

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for the fiscal years beginning on or after January 1, 2011. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Corporation’s reporting for the first quarter 2011, for which the current and comparative information will be prepared under IFRS. We expect the transition to IFRS will impact accounting, financial reporting, internal controls over financial reporting, taxes, information systems and processes. Management has engaged its key personnel responsible and developed an overall plan to address IFRS implementation.

The most significant change identified will be accounting for fixed assets. The Corporation, like many Canadian oil and gas reporting issuers, applies the “full cost” concept in accounting for its oil and gas assets. Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion calculation and impairment test. IFRS will require the Corporation to make a much more detailed assessment of its oil and gas assets. For depletion and depreciation, the Corporation must identify asset components, and determine an appropriate depreciation or depletion method for each component. With regard to impairment test calculations, we must identify “Cash Generating Units”, which are defined as the smallest group of assets that produce independent cash flows. An impairment test must be performed individually for all cash generating units when indicators suggest there may be an impairment. The recognition of impairments in a prior year can be reversed subsequently depending on such calculations. It is also important to note that the International Accounting Standards Board (“IASB”) is currently undertaking an extractive activities project, to develop accounting standards specifically for businesses like that of the Corporation. However, we anticipate that the project will not be complete prior to IFRS adoption in Canada. We have also identified a number of other areas whereby differences between Canadian GAAP and IFRS are likely to exist for Advantage. However, currently we are concentrating on the accounting for fixed assets and will evaluate these other areas in due course and develop more detailed plans to address the identified issues. Advantage’s IFRS conversion project has been developed in three main phases:

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Phase One: Scope and Plan

This phase consists of high level assessment to identify key areas of Canadian GAAP versus IFRS differences that would most likely impact the company. This assessment was completed in early 2009.

Phase Two: Design and Build

This phase, commenced in the third quarter of 2009 and involved the detail assessment, from an accounting, reporting and business perspective, of the changes that would be caused by the conversion to IFRS. Specific accounting processes and policy review include: exploration and evaluation costs, property, plant and equipment, depreciation and depletion, asset impairment, provisions and decommissioning liabilities, income tax, systems and financial statement preparation and disclosure. The deliverables for this phase include specific accounting policies for the above mentioned topics and also includes IFRS transitional choices. This phase is expected to be completed by the end of the second quarter 2010.

Phase Three: Implement and Review

This phase involves the execution of the work completed in phase two, by making changes to business and accounting processes and supporting information systems, as well as the formal documentation of the final approved accounting policies and procedures compliant with IFRS. Details surrounding the collection of comparative financial and other data in 2010 are also being finalized in this phase. This phase is currently underway and is expected to be completed by the end of 2010.

Education, training and communication of key financial employees, other staff and management, the Audit Committee and the Board will continue throughout the conversion project.

Accounting Policy Impacts and Decisions:

The Corporation is progressing through its assessment of impacts of adopting IFRS based on the standards as they currently exist, and have identified the following as having the greatest potential to impact the accounting policies, financial reporting and information systems requirements upon conversion to IFRS. Differences between IFRS and Canadian GAAP in addition to those referred to below, may still be identified based on further detailed analysis and other changes in IFRS prior to conversion in 2011. Advantage has not yet finalized its accounting policies or transitional choices and as such is unable to quantify the impact on the financial statements of adopting IFRS.

a)      Depreciation

IFRS and Canadian GAAP contain the same basic principles of accounting for property, plant and equipment; however, differences in application do exist. IAS 16 requires an allocation of the amount initially recognized as PP&E to each significant part and the depreciation of each part separately. This method of componentizing PP&E will result in an increased number of calculations of depreciation expense and may impact the amount of depreciation expense. IFRS allows the option of using either proved or proved and probable reserves in the depreciation calculation. Advantage has not concluded at this time which method it will use.

b)      Impairment of Assets

Impairment of Assets IAS 36, uses a one-step approach for testing and measuring asset impairment, with asset carrying values being compared to the higher of value in use and fair value less cost to sell. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where step one, of a two-step approach, uses undiscounted cash flows. Under IFRS, impairment testing is carried out at an individual asset group level (Cash Generating Unit) versus under Canadian GAAP which is generally at a country level. This will result in the possibility of more frequent write downs in the carrying value under IFRS. However, under IAS 36 previous impairment losses (except for goodwill) must be reversed where circumstances change such that the impairment has been reduced.

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c)      First Time Adoption of International Financial Reporting Standards IFRS 1

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1.  In July 2009, an amendment to IFRS 1 was issued that applies to oil and gas assets. The amendment allows an entity that used full cost accounting, at adoption of IFRS, to measure exploration and evaluation assets at the amount measured under its previous GAAP for those assets.  The entity may also measure its oil and gas assets in the development and production phases, by allocating the amount determined under the entities previous GAAP to the underlying assets pro rata using reserve volumes or reserve values as of that date.

d)      Information Systems

It is anticipated that the adoption of IFRS may have an impact on information systems requirements. We are currently assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS.

e)      Financial Reporting

The adoption of IFRS will result in additional disclosure requirements in the financial statements. Draft IFRS financial statements are currently being prepared for review. The statements will be reviewed by our external auditors and approved by management.

f)      Internal Controls

In accordance with the Corporations approach to certification of internal controls required under Canadian Securities Administrators’ National instrument 52-109 and SOX 302 and 404, all entity level, information technology, disclosures and business process controls will require updating and testing to reflect changes arising from our conversion to IFRS.

Controls and Procedures

The Corporation has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Corporation is committed to providing timely, accurate and balanced disclosure of all material information about the Corporation. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and President and Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings.

Evaluation of Disclosure Controls and Procedures

The Corporation has established a Disclosure Committee consisting of the executive members with the responsibility of overseeing the Corporation’s disclosure practices and designing disclosure controls and procedures (“DCP”), as specified under Canadian and US securities law, to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation and that all material information relating to the Corporation is made known to them by others, particularly during the period in which the Corporation’s annual and interim filings are being prepared.  All written public disclosures are reviewed and approved by at least one member of the Disclosure Committee prior to issuance. Additionally, the Disclosure Committee assists the Chief Executive Officer and President and Chief Financial Officer of the Corporation in making certifications with respect to the disclosure controls of the Corporation required under applicable regulations and ensures that the Board of Directors is promptly and fully informed regarding potential disclosure issues facing the Corporation.

The Corporation’s Management is responsible for establishing and maintaining effective internal control over financial reporting (“ICFR”), as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.  Management of Advantage, including our Chief Executive Officer and President and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and President and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects.  It should be noted that while the Chief Executive Officer and President and Chief Financial Officer believe that the Corporation’s design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

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Management’s Report on Internal Controls over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.  The Corporation’s internal control over financial reporting is a process designed, under the supervision and with the participation of executive and financial officers of the Corporation, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation’s financial statements for external reporting purposes in accordance with GAAP.

The Corporation’s internal control over financial reporting includes policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the financial statements.

The Corporation’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

The Corporation’s management assessed the design and effectiveness of the internal control over financial reporting as of December 31, 2009, based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, the Chief Executive Officer and President and Chief Financial Officer concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2009.

During the year ended December 31, 2009, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Corporate Governance

The Board of Directors’ mandate is to supervise the management of the business and affairs of the Corporation. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities and the issuance of additional shares, will be made by the Board.

The Board of Directors meets regularly to review the business and affairs of the Corporation to make any required decisions.  The Board of Directors consists of nine members, seven of whom are unrelated to the Corporation. The Independent Reserve Evaluation Committee has four members, the Audit Committee has four members, and the Human Resources, Compensation and Corporate Governance Committee has three members. All members of the various committees are independent. One member of the Audit Committee has been designated a “Financial Expert” as defined in applicable regulatory guidance. In addition, the Chairman of the Board is not related and is not an executive officer of the Corporation.

The Board of Directors approved and Management implemented a Code of Business Conduct and Ethics.  The purpose of the code is to lay out the expectation for the highest standards of professional and ethical conduct from our directors, officers and employees.  The code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply.  Our Code of Business Conduct and Ethics is available on our website at www.advantageog.com.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation to the NYSE, as well as an interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

A further discussion of the Corporation’s corporate governance practices can be found in the Management Proxy Circular.

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Outlook

During the fourth quarter of 2009, we continued with our Phase II Montney development program at Glacier which involved drilling horizontal wells to build production inventory and delineate our land block.  In addition, construction continued on our new gas plant and gathering system expansion targeting production capacity of 50 mmcf/d and anticipated to come on-stream during the second quarter of 2010.  Well test results have exceeded our expectations and drilling in all four quadrants of our land block has proven up a significant portion our undrilled acreage.  Optimization of our completion and frac techniques have resulted in a significant improvement in horizontal well rates due to a 70% increase in the rate per frac compared to our earlier wells. We estimate current net production capability including new well tests exceed 90 mmcf/d.  We look forward to the second quarter of 2010 when commissioning of our Glacier gas plant is targeted to increase production at Glacier to approximately 50 mmcf/d and reduce operating costs in that property from $8.25/boe to an estimated $2.75/boe primarily due to the elimination of third party processing fees. The results in 2009 helped prove up a significant portion of undrilled acreage at Glacier which provides a much higher level of confidence in the commerciality and remaining upside potential of our Montney resource play that could ultimately involve over $2.5 billion of capital expenditures over the life of the project.

Our H1 2010 Budget was announced on January 19, 2010 and includes the following guidance:

Production	24,200 to 25,200 boe/d (68% natural gas weighting)

Operating Costs	$10.85/boe to $11.50/boe

Royalty Rate	13% to 16%

Capital Expenditures	$110 million (approximately 80% Glacier)

We anticipate that our capital expenditures will be funded out of cash flow during the first half of 2010 and a continued focus on completing our Phase II capital program at Glacier will be the key objective. Advantage’s strong hedging program significantly enhances our cash flow which provides an opportunity to leverage capital spending during this low supply cost environment and to capitalize on the Alberta Royalty Incentive Programs.

Looking forward, Advantage is well positioned to pursue future development plans at Glacier with our strong balance sheet, solid hedging position and conversion to a growth oriented corporation. With a stable production base and an inventory of over 500 drilling locations at Glacier, Management will continue to employ a disciplined approach designed to create long term growth in shareholder value.

Sensitivities

The following table displays the current estimated sensitivity on funds from operations and funds from operations per share to changes in production, commodity prices, exchange rates and interest rates for 2010 including our hedging activities.

	Impact on Annual Funds from Operations
	$000	per share
Natural gas
AECO monthly price change of $1.00/Mcf	$16,500	$0.10
Production change of 6.0 mmcf/d	$11,800	$0.07
Crude oil and NGLs
WTI price change of US$10.00/bbl	$12,900	$0.08
Production change of 1,000 bbls/d	$24,000	$0.14
$US/$Canadian exchange rate change of $0.01	$2,100	$0.02
Interest rate change of 1%	$3,300	$0.02

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 16, 2010

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